December 21, 2004


Jeffrey F. O`Donnell
Chief Executive Officer
PhotoMedex, Inc.
147 Keystone Drive
Montgomeryville, PA 18936

Re:	PhotoMedex, Inc.
      Registration Statement on Form S-3 filed December 1, 2004
	File No. 333-120921

Dear Mr. O`Donnell:

      We have reviewed your filing for issues related to the following comments. We anticipate at this time that no further review of your registration statement will be made other than a review of your responses to these comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You may decide it is appropriate to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Fee Table
1. We note that some of the shares being registered for resale appear to have not been issued to the selling shareholders prior to the filing of this registration statement. Please supplementally provide us with an analysis as to why you believe that all of the selling shareholders were irrevocably bound to purchase your common stock and were at market risk at the time of the initial filing of your registration statement. Your response should address, among other things, the following:
* Why you believe that Stern Laser is irrevocably bound to purchase and at market risk with respect to the 586,123 shares of common stock that are being registered but that have not yet been issued to Stern
Laser, given that the issuance of those shares in lieu of payment of up to $1,150,000 in cash is conditioned upon the future achievement of certain milestones by Stern Laser and the number of shares to be issued will be based on the closing price of your common stock during the 10 trading days preceding the completion date of each milestone;
and
* Why you believe that GE Capital is at market risk with respect to the 11,108 shares of common stock being registered to cover shares underlying potential future warrant issuances to GE Capital in connection with a leasing credit facility, given that the number of warrants will be determined based on the average closing price of your common stock during the 10 days preceding the date of each draw under the credit facility.
Please note that if all of the selling shareholders were not irrevocably bound to purchase the common stock and at market risk at the time of the initial filing of your registration statement, the private placement of those shares has not been completed, and you will not be able to register the resale of those shares. In that event, you will have to remove those shares from this registration statement and, if desired, file a new registration statement to register those shares no sooner than the date that all of the selling shareholders become irrevocably bound to purchase and are at market risk with respect to those shares. For guidance, please refer to the last paragraph of Item 3S of the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

Selling Stockholders - Pages 23 to 24
2. Please tell us whether any of the selling stockholders are affiliated with a broker-dealer. Each selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:
* The selling stockholder purchased the shares being registered for resale in the ordinary course of business, and
* At the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
Please revise accordingly.
3. Please identify the natural persons who have voting and/or dispositive power with respect to the securities held by Stern Laser.

Exhibit 5.1
4. Please confirm that you will file an updated opinion prior to effectiveness of this registration statement, or any re-filed registration statement, that does not include, with respect to shares that have been issued, the assumption regarding the future issuance of the shares that underlies your current opinion.

*  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Adelaja K. Heyliger at (202) 824-5082 or me at
(202) 942-7924 with any other questions.

Sincerely,



							David Ritenour
      Special Counsel


cc (via fax):	Jeffrey P. Berg, Esq.  Jenkins & Gilchrist, LLP
310.820.8859


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Jeffrey F. O'Donnell
PhotoMedex, Inc.
December 21, 2004
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